November 16, 2021

Mr. Tim Worthington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:        Touchstone Funds Group Trust (the “Trust”) (File Nos: 033-70958 and 811-08104)

Dear Mr. Worthington:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on November 8, 2021 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on September 21, 2021 (PEA No. 129 under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to Rule 485(a) under the Securities Act, with respect to the new Class R6 shares of Touchstone Impact Bond Fund (the "Fund"), an existing series of the Trust.

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust’s response.

General

1.     Please confirm that any blank or bracketed information in the Fund's prospectus and statement of additional information ("SAI") will be finalized in the 485(b) filing. If there are any edits or additions to language in the prospectus and SAI relating to these comments, please provide either a copy of the edits or the new language in this response letter.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's prospectus and SAI that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b) on or about November 22, 2021. In addition, to the extent that any Prospectus or SAI language is revised as a result of these comments, the Trust will provide a copy of such language in this letter.

Prospectus

2.     The Staff notes that the “Impact Bond” included in the Fund’s name suggests a type of investment. As a result, please include impact securities in the Fund’s 80% policy.

Response: The Fund’s non-fundamental 80% investment policy states that the Fund invests, under normal circumstances, at least 80% of its net assets (including borrowings for investment purposes) in fixed-income securities. The Trust notes that this 80% policy is consistent with the requirements of SEC Rule 35d-1 as it indicates an emphasis in a particular type of security (i.e., fixed-income securities). The Trust further notes that the term “impact” in the Fund’s name connotes a type of investment strategy (i.e., a preference to seek to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact), as opposed to a type of investment. The Trust notes that Rule 35d-1 does not apply to a term in a fund name that connotes a type of investment strategy, and as a result, the Trust does not believe that Rule 35d-1 applies to the term “impact” in the Fund’s name.1

3.     The Staff notes that the Fund’s 80% policy is a non-fundamental investment policy that the Fund can change upon 60 days’ prior notice to shareholders. In reference to this 80% policy, please confirm supplementally that if the Fund's investment objective changes, the Fund's name will also change.

Response: Whether or not an investment objective change impacts the Fund's name is a facts and circumstances analysis. The Trust supplementally confirms that, in the event a change is made to the Fund's investment objectives, it will consider SEC Rule 35d-1 and will change the Fund's name if necessary in order to comply with Rule 35d-1.

4.     Please confirm that the contractual expense limitation reflected in the footnote to the fee table will remain in effect for no less than one year from the effective date of the Registration Statement.

Response: The Trust confirms that the contractual expense limitation reflected in footnote 3 of the fee table will remain in effect for no less than one year from the effective date of the Registration Statement and that the Registration Statement reflects such an expiration date.

5.     Please address the following comments with respect to the section of the Fund’s prospectus titled “The Fund’s Principal Investment Strategies”:

a.Please explain how the Fund’s ESG methodology applies to the types of investments detailed in the first paragraph of this section.

Response: As noted in the Fund’s principal investment strategies, the Fund invests primarily in fixed-income securities, including U.S. government obligations, corporate debt obligations, mortgage-backed securities, and asset-backed securities. In selecting investments for the Fund, the Fund’s sub-advisor employs a bottom-up investment process, focusing on the analysis of individual securities, and prefers to invest in government programs and companies that are otherwise eligible for investment by the Fund and have sustainable operating models and seek to achieve positive aggregate societal impact. With respect to government bonds, government related obligations, and government related mortgage-backed obligations, the Fund seeks to identify programs that it believes are designed to meet positive societal needs such as affordable housing and small business job creation/support. With respect to non-government securities including corporate debt obligations and asset-backed securities, the Fund’s sub-advisor has developed an impact research process that focuses on areas such as environmental responsibility, sustainable infrastructure, and empowering the individual. In response to this comment, the Trust will add the disclosure detailed below in response to comment 5(d).

1 See Securities and Exchange Commission Release No. IC-24828 (“Investment Company Names”), File No. S7-11-97; see also Frequently Asked Questions about Rule 35d-1 (Investment Company Names) at Question 9.

b.In the first paragraph of this section, please explain how government securities are evaluated for ESG. For example, (i) are government securities rated as ESG neutral, positive or negative, or (ii) are individual investments evaluated against the Fund’s ESG criteria.

Response: The Trust confirms that government securities are evaluated in the same manner as other potential investments by the Fund, namely through the sub-advisor’s bottom-up investment process and through the implementation of the sub-advisor’s proprietary framework, fundamental review and risk management process.

c.The first sentence of the last paragraph of this section expresses an opinion that reflects a specific performance outcome. Please remove this sentence.

Response: The Trust respectfully notes that the sentence in question does not reference the specific performance outcome of the Fund, rather the sub-advisor’s belief that entities that are cognizant of ESG issues tend to be more successful over time. The Trust notes that the sentence is explicit in terms of representing that it is the sub-advisor’s belief and that this statement is relevant to the ESG component of the Fund’s investment strategy. As a result, the Trust declines to remove this sentence.

d.Please disclose what specific ESG impacts the Fund seeks to achieve.

Response: As disclosed under “The Fund’s Principal Investment Strategies”, the Trust notes that the Fund’s sub-advisor prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact. When assessing an investment’s impact profile, the sub-advisor considers a wide range of factors, including, but not limited to, support for economic development, home ownership, and job creation, as disclosed in the same section referenced. In addition, the Fund'’s investment strategy seeks to achieve positive impacts in up to four specific areas: empowering the individual, community development, environmental responsibility, and sustainable infrastructure. Investments may seek to achieve multiple areas of impact. The Trust will add the following to the Fund’s principal investment strategy:

“The Fund focuses on governmental programs and companies that seek to achieve positive aggregate societal impacts in up to four specific areas: empowering the individual, community development, environmental responsibility, and sustainable infrastructure. Investments may seek to achieve multiple areas of impact.”

e.Also disclose whether these impact features are prioritized over investment returns, including how the Fund’s ESG component relates to its investment returns.

Response: As currently disclosed in the Fund’s prospectus, the Fund’s sub-advisor believes that entities that are cognizant of environmental, social and governance issues tend to be more successful over time. However, also as currently disclosed in the prospectus, the sub-advisor’s approach views positive impact characteristics as additive to an investment’s risk/return profile. Supplementally, the Trust confirms that impact features are not prioritized over investment returns and the consideration of impact features is one part of the sub-advisor’s investment process. Further information is included in the response to comments 5(j) and 5(k) below.

f.Please discuss how the Fund measures whether it is achieving ESG-related impacts.

Response: For the information of the Staff, the Fund’s sub-advisor periodically assesses the impacts its investments have across four specific areas: community development, environmental responsibility, empowering the individual, and sustainable infrastructure. The Fund’s sub-advisor monitors impact goals set by portfolio companies and takes into account whether such portfolio companies are achieving those goals. The Fund’s sub-advisor also reports from time to time to the Fund’s investment adviser on the ESG-related impacts of the Fund’s investments.

g.The second sentence of the final paragraph references “positive aggregate societal impacts”. Please define what this means.

Response: The Fund's investment strategy seeks to achieve positive aggregate societal impacts in up to four specific areas: empowering the individual, community development, environmental responsibility, and sustainable infrastructure. Investments may seek to achieve multiple areas of impact. The sub-advisor believes that, both individually and collectively, these four areas create positive societal impact. As discussed in the response to comment 5(d) above, the Fund will add clarifying language to the principal investment strategy disclosure.

h.Describe what issuers the Fund considers to have ESG characteristics. For example, does the Fund select these issuers by reference to an index, a proprietary screening mechanism, or a third-party screen?

Response: As described in the Fund’s prospectus under “The Fund’s Principal Investment Strategies,” the Fund’s sub-advisor prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact. Further, the sub-advisor’s inclusive approach to constructing the Fund’s portfolio views positive impact characteristics as additive to an investment’s risk/return profile. When assessing an investment’s impact profile, the Fund’s sub-advisor considers a wide range of factors including, but not limited to, support for economic development, home ownership and job creation. The Fund does not select issuers by reference to an index or a third-party screen. Accordingly, the Trust believes that the current disclosure includes an appropriate level of detail as to what issuers the Fund considers to have ESG characteristics.

i.Describe the sub-advisor’s due diligence practice in screening for ESG criteria. Does the sub-advisor rely exclusively on third-party screens?

Response: With respect to government bonds, government related obligations, and government related mortgage-backed obligations, the Fund seeks to identify programs that it believes are designed to meet positive societal needs such as affordable housing and small business job creation/support. With respect to non-government securities including corporate debt obligations and asset-backed securities, the Fund’s sub-advisor has developed an impact research process that focuses on areas such as environmental responsibility, sustainable infrastructure, and empowering the individual. The Fund’s sub-advisor evaluates each individual security for ESG characteristics; it does not rely on third-party screens.

j.Is the Fund’s ESG criteria applied to every investment? Is it one of several factors considered in selecting an investment or is it the exclusive factor?

Response: The Trust confirms that, as disclosed in the prospectus, the Fund’s sub-advisor prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact. However, the Fund is not required to invest in such companies and is permitted to hold securities that do not seek to achieve such goals. In addition, the Trust confirms that each investment is evaluated for impact features, but that ESG/impact features are only one part of the sub-advisor’s process for managing the Fund.

k.Does the Fund’s investment strategy intend to exclude bad ESG companies and only include good ESG companies?

Response: As noted above in response to Comment 5(j), although the Fund’s sub-advisor prefers to invest in government programs and companies that have sustainable operating models and seek to achieve positive aggregate societal impact, the Fund is not required to invest only in such companies and is permitted to hold that securities that do not seek to achieve such goals. The Trust further notes that the Fund’s sub-advisor does seek to exclude companies with poor ESG profiles.

6.     In “The Fund’s Performance” section of the prospectus, please remove the first paragraph and include it as a footnote to the bar chart.

Response: The Trust will remove this paragraph and instead include this information as a footnote to the bar chart in accordance with Form N-1A, Item 4(b)(2) - Instruction 3 (“Multiple Class Funds”).

7.     With respect to the section of the Fund’s prospectus titled “Principal Investment Strategies and Risks - How Does the Fund Implement its Investment Goal?”, the first full paragraph references a “bottom-up investment process”. Please explain this concept in plain English.

Response: The Trust notes that bottom-up investing is an investment approach that focuses on the analysis of individual securities and their fundamentals rather than on a particular industry or macroeconomic trend. The Trust will add the following clarification to that statement: “…employs a bottom–up investment process, which focuses on the analysis of individual securities, that seeks to maximize duration-adjusted total return… .”

8.     Please confirm that if the Fund intends to concentrate in a particular industry, it will be disclosed as part of the Fund’s principal investment strategies and that a corresponding principal risk factor will be added.

Response: The Trust confirms that the Fund does not intend to concentrate in a particular industry; however, if the Fund does intend to concentrate going forward, it will add the appropriate disclosure.

9.    With respect to the section of the Fund’s prospectus titled “Principal Investment Strategies and Risks - How Does the Fund Implement its Investment Goal?”, the disclosure references “market technical forces (i.e., supply and demand factors).” Are there other of these forces that the sub-advisor considers?

Response: The Trust confirms that there are other forces that the sub-advisor considers such as liquidity and price relative to par value. As a result, the Trust will revise this disclosure as follows: “...market technical forces (e.g., supply and demand factors, liquidity, and price relative to par value).”

Statement of Additional Information

10.    With respect to the “Proxy Voting” section of the SAI, please disclose how the Fund will approach relevant ESG proxy issues. In the alternative, please explain why the Fund believes such disclosure isn’t required.

Response: The Trust notes that the Fund will invest in fixed-income securities as described in the “The Fund’s Principal Investment Strategies” section of the prospectus. Fixed-income securities (unlike equity securities) generally do not have proxies. As a result, there are not expected to be proxy votes relating to portfolio securities held by the Fund. The Trust also notes that Fund’s sub-advisor’s proxy voting policies and procedures are summarized in the SAI and included as Appendix B to the SAI.

Part C

11.     Please include hyperlinks to each exhibit that is incorporated by reference.

Response: The Trust confirms that it will include hyperlinks to each exhibit in Part C that is incorporated by reference into the Registration Statement.

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If you have any further questions or comments, please contact me at (513) 357-6029, or contact Abigail Hemnes, Esq. of K&L Gates LLP at (617) 951-9053.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel

cc:     Abigail Hemnes, Esq.
Clair Pagnano, Esq.